Filed by Avid Technology, Inc. pursuant to Rule 425 under
the Securities Act of 1933 and deemed filed pursuant to Rule
14a-12 of the Securities Exchange Act of 1934.

Subject Company: Pinnacle Systems, Inc.

Commission File No.: 000-24784

TO: All Avid employees

FROM: David Krall

SUBJECT: Today’s Announcement About Avid’s Acquisition of Pinnacle

Hi everyone,

Early this morning, Avid issued a press release [INSERT URL] announcing that we have entered into a definitive agreement to acquire Pinnacle, a leading provider of professional and consumer video products. The acquisition is subject to satisfying a number of closing conditions, including shareholder and regulatory approval. If everything goes as planned, we expect the deal to close in the second or third quarter of 2005.

This is an exciting development for our company – and the industry.  I’d like to spend a few moments giving you the reasons why we felt this was a good move for Avid.

Background on Pinnacle

Many of you are probably familiar with Pinnacle – its origins actually date back to the mid-1980s, not all that long before Avid’s inception. While Pinnacle has a fairly diverse product portfolio, it is best known for its strengths in delivering cost-effective consumer video solutions and professional toolsets for television broadcasters.  On the consumer front, Pinnacle has established itself as a leading provider of home video editing software, with more than 10 million units of Studio and other consumer products shipped to date.  At the same time, Pinnacle’s professional on-air graphics products and playout servers are used around the globe to produce a range of newscasts and live sporting events. The technical innovation represented in these two product areas is well respected in the industry. In fact, Pinnacle has received nine Emmy Awards for its work in furthering the transition from traditional content-creation methods to computer-based production.

What Pinnacle Brings to Avid

As we have discussed many times at our company meetings, a key part of Avid’s strategy is to deliver end-to-end solutions to our customers.  Adding Pinnacle to the Avid family will enable us to broaden the end-to-end pipeline of solutions we offer to broadcasters – with key products like the Deko on-air graphics system and the MediaStream playout server. Pinnacle will also help us gain an immediate and established presence in the consumer video business – which is analogous to our position in consumer audio that resulted from our acquisition of M-Audio last year.  More importantly, we believe this move will place Avid among a select group of companies that offer content-creation solutions to both professionals and consumers, allowing us to deliver products across a wider section of the industry.

What Happens Next?

This morning’s announcement focused on just the first in a number of steps that need to take place over the coming weeks and months in order to finalize this transaction. While the Boards of Directors of both Avid and Pinnacle have approved the definitive agreement, the deal is also subject to regulatory approval as well as approval by the shareholders of both companies. As I mentioned earlier, we expect the closing to occur in the second or third quarter, and until then, we won’t be able to share much information about the acquisition beyond what we state in public communications – such as SEC filings, press releases, and investor conference calls.  We also will not be able to implement our integration plans until after the deal closes, so, for the time being, it’s “business as usual” at both companies.

You should also not be surprised to see some volatility in Avid’s stock price over the next few days, weeks, and months, as the marketplace seeks to internalize what this all means.  While Avid’s management team and Board of Directors are confident that this is a good move for our company, it’s possible that not all investors will instantly see this the same way.  With that in mind, Paul Milbury and I will be spending a fair amount of time on the road over the next few months getting the word out about what this means and why it’s an important strategic move for Avid.

Ongoing Communications

As we enter the period between the signing of the agreement and the closing, we should all keep in mind that a deal of this nature will generate quite a bit of discussion among members of the press, investors, customers, resellers, prospects, etc.  The fact that NAB will fall right in the middle of this time frame will only heighten the level of interest in the proposed acquisition – and our need to be extremely disciplined in how we handle communications around it.

As a rule, Avid’s policy is to refer all media and investor questions about the company’s financial activities to me; Paul Milbury, our CFO; Dean Ridlon, our Director of Investor Relations; or Carter Holland, our Director of Corporate Communications. This simple directive is spelled out in our Code of Conduct, and we’ve pasted the relevant section below for your convenience. For all other inquiries – say, from customers, resellers, or prospects – please decline to comment until the transaction is complete. This will allow us to continue focusing on our day-to-day work while we move through this interim stage.

Moving Forward

In closing, I’d like to say that we’re all extremely excited about the opportunities that this proposed acquisition presents for our business. But most immediately, we need to keep working hard to have a strong finish to the first quarter and keep building our momentum as we head into NAB. We will continue working diligently to complete the process that will lead us to closing the transaction, and we look forward to sharing more news with you at that time.

- David

Section XVII of Avid’s Code of Business Conduct and Ethics

When Avid disseminates company information to the press, the financial analyst community and its stockholders, such information must be accurate, complete and consistent.  For this reason, all inquiries regarding financial, stock or similar information must be referred to those individuals designated by Avid as official Avid spokespersons who include Avid’s Chief Executive Officer, Chief Financial Officer, Director of Investor Relations and Director of Corporate Communications.  Unless authorized by these official Avid spokespersons, you may not speak directly to the press, the financial analyst community or Avid’s stockholders regarding financial, stock or similar matters.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Avid Technology, Inc. plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed acquisition, and Avid and Pinnacle Systems, Inc. plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Avid, Pinnacle, the transaction and related matters.  Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Avid and Pinnacle through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from

Avid by contacting Dean Ridlon, Investor Relations Director for Avid at telephone number 978.640.5309, or from Pinnacle by contacting Deborah B. Demer of Demer IR Counsel, Inc. at telephone number 925.938.2678, extension 224.

Avid and Pinnacle, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding Avid’s directors and executive officers is contained in Avid’s Form 10-K for the year ended December 31, 2004 and its proxy statement dated April 16, 2004, which are filed with the SEC and available free of charge as indicated above. Information regarding Pinnacle’s directors and executive officers is contained in Pinnacle’s Form 10-K for the year ended June 30, 2004 and its proxy statement dated September 30, 2004, which are filed with the SEC and available free of charge as indicated above. The interests of Avid’s and Pinnacle’s respective directors and executive officers in the solicitations with respect to the transactions in particular will be more specifically set forth in the Registration Statement and the Joint Proxy Statement/Prospectus filed with the SEC, which will be available free of charge as indicated above.

Some statements in this letter may be “forward-looking statements” for the purposes of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to:  (i) the possibility that the transaction will not close or that the closing will be delayed due to antitrust regulatory review or other factors, (ii) the challenges and costs of assimilating the operations and personnel of Pinnacle; (iii) the ability to attract and retain highly qualified employees; (iv) competitive factors, including pricing pressures; (v) reaction of customers of Pinnacle and Avid and related risks of maintaining pre-existing relationships of Pinnacle; (vi) fluctuating currency exchange rates; (vii) adverse changes in general economic or market conditions, particularly in the content-creation industry; and (viii)  other one-time events and other important factors disclosed previously and from time to time in Avid’s and Pinnacle’s filings with the SEC and to be more specifically set forth in the Joint Proxy Statement/Prospectus to be filed by Avid and Pinnacle with the SEC. Avid disclaims any obligation to update any forward-looking statements after the date of this letter.